UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo,

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Contents of this Form 6-K

This Form 6-K for Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) contains the following exhibits:

Exhibit 1: Call for an ordinary and extraordinary general shareholders’ meeting to be held at 10:00 am Mexico City time on April 26, 2022.

Vista also informs that the following documents relating to the agenda of the ordinary shareholders’ meeting to be held at 10:00 am Mexico City time on April 26, 2022 are available on Vista’s website (https://vistaenergy.com/listado.php?material_tipo=2): (i) Report of the Chief Executive Officer; (ii) Opinion of the Board of Directors on the contents of the report of the CEO; (iii) Report of the Board of Directors on activities and operations in which it intervened during the fiscal year ended on December 31, 2021; (iv) Annual report of Committee of Corporate Practices; (v) Annual report of the Audit Committee; (vi) Report on the main accounting and information policies and criteria; (vii) Consolidated Financial Statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020 with Auditor Report; (viii) Non-Consolidated Financial Statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020 with Auditor Report; (ix) Proposal of the compensation plan for the members of the Board of Directors (x) Proposal for the substitution of Kenneth Ryan for Germán Losada as a member of the Board of Directors; (xi) Proposal for the substitution of Mark Bly for Gérard Martellozo as a member of the Board of Directors; (xii) Share buyback program; (xiii) By-laws amendment; and (xiv) Appointment of delegates.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 8647 0128

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2022

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer